Table of contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________
FORM 11-K
 ______________________________

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 001-35385

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Provident Bank 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sterling Bancorp
400 Rella Boulevard
Montebello, New York 10901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sterling Bancorp
Montebello, New York

We have audited the accompanying statement of net assets available for plan benefits of the Provident Bank 401(k) and Profit Sharing Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/Crowe Horwath LLP
Crowe Horwath LLP

New York, New York
June 23, 2014

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS
Investments (at fair value)	$42,392,056	$35,332,448
Receivables:
Notes receivable from participants	623,368	640,279
Employer’s contribution	14,227	917
Participant’s contribution	37,877	—
	675,472	641,196
TOTAL ASSETS	43,067,528	35,973,644
LIABILITIES
Accrued expenses	20,100	19,500
TOTAL LIABILITIES	20,100	19,500
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	43,047,428	35,954,144
Adjustment from fair value to contract value for fully benefit-responsive investment contract	—	266,243
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$43,047,428	$36,220,387

See accompanying notes to financial statements

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
ADDITIONS
Investment income
Net appreciation in fair value of investments	$7,139,383	$4,549,546
Dividends	557,315	566,158
Interest	146,049	151,601
Total investment income	7,842,747	5,267,305
Contributions:
Employer	900,044	880,035
Participants	2,708,628	2,543,222
Participants’ rollovers	283,200	265,787
Total contributions	3,891,872	3,689,044
TOTAL ADDITIONS	11,734,619	8,956,349
DEDUCTIONS
Benefits paid to participants	4,890,388	4,414,134
Administration expenses	43,884	49,004
TOTAL DEDUCTIONS	4,934,272	4,463,138
NET INCREASE BEFORE TRANSFERS	6,800,347	4,493,211
Transfer in of plan assets - Provident ESOP	26,694	305,998
NET INCREASE	6,827,041	4,799,209
NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of year	36,220,387	31,421,178
END OF YEAR	$43,047,428	$36,220,387

See accompanying notes to financial statements

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF THE PLAN
The following description of the Provident Bank 401(k) and Profit Sharing Plan (the “Plan”) has been obtained from the Plan document and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
On October 31, 2013 Provident New York Bancorp completed the acquisition of Legacy Sterling Bancorp. In connection with the merger, among other corporate actions Provident New York Bancorp changed its legal entity name to Sterling Bancorp. The party-in-interest transactions that in prior years were comprised of investments in and dividends received from Provident New York Bancorp common stock are now referred to as Sterling Bancorp transactions. Sterling Bancorp is the parent of Provident Bank which is now known as Sterling National Bank. In calendar year 2014 the Plan will make an application with the IRS to legally change the name of the Plan to Sterling National Bank 401(k) and Profit Sharing Plan and the Legacy Sterling National Bank plan will be merged into the Plan.
The Plan is a defined contribution plan which covers all eligible employees of Sterling National Bank, formerly Provident Bank. Sterling National Bank (the “Employer”) established the Plan on August 1, 1991. The Plan was amended and restated in its entirety, effective January 1, 2010, to comply with all required regulatory changes. The Employer received a favorable determination letter specific to the Plan dated June 21, 2012.
All employees are eligible to participate in the Plan immediately upon hire if they are scheduled to work more than 1,000 hours annually or when scheduled hours are increased to more than 1,000 hours annually. Participants not immediately eligible upon hire will enter the Plan on the first of January or July following one year of employment. The Employer’s affiliates have adopted the Plan. Employees of legacy Sterling National Bank at October 31, 2013 continued to participate in the legacy Sterling National Bank 401(k) plan during 2013.

For each Plan year, the Employer shall contribute to the Plan:

a.
The amount of the total salary reduction of all Participants made pursuant to Section 4.2 (a) of the Plan document, which amount shall be deemed an employee’s elective contribution. Each participant may elect to defer from 1% to 50% of his/her eligible compensation which is received in the Plan year subject to IRS maximum limits. For new participants, this election is applied to their compensation as soon as administratively feasible following receipt of their election. Modification of an earlier election may be made monthly. The modification election is applied to compensation as soon as administratively feasible on the first or second payroll of the month following the election date.

b.
On behalf of each participant who is eligible to share in matching contributions for the Plan year, the Employer may make a discretionary matching contribution to the Plan. The amount of matching contribution is a percentage of the pre-tax contributions to the Plan. The matching contribution percentage is determined by the Employer, in its sole discretion. The Employer may modify this percentage, as it deems necessary. For the Plan years 2013 and 2012, the employer matching contribution was equal to 50% of employee deferrals, to a maximum of 3% of eligible compensation. The match is paid in cash and invested per employee direction. The timing of the discretionary matching contribution is also at the discretion of the Employer. For Plan years 2013 and 2012, the employer matching contribution was paid according to the payroll schedule.

c.
Effective October 1, 2006, at date of hire, employees who are scheduled to work 1,000 hours or more per year are automatically enrolled in the Plan and are eligible for employer matching contributions and for the employer base profit-sharing contribution. Upon signing an acknowledgment of payroll deduction form, a participant will automatically have a 2% deferral election unless he/she elects otherwise. If an employee deferral election has not been made and if the employee has not signed an acknowledgment form, the participant is assumed to have a 0% employee deferral.

d.
Effective October 1, 2006, a discretionary profit-sharing component was added to the Plan. It is deemed an employer non-elective contribution and referred to as the Employer Base Profit Sharing Contribution. The amount paid and timing of the employer profit-sharing contribution is at the discretion of the plan sponsor. For the Plan year effective January 1, 2012, the profit sharing contribution was declared after the Employer’s fiscal year end (September 30) and paid to each eligible Plan participant at the end of the calendar year following such fiscal year end. The Employer Base Profit-Sharing Contribution is credited independent of the level of participant deferrals. It is paid in cash and invested per employee direction. The Plan did not make discretionary profit-sharing employer contributions for the years ended December 31, 2013 and 2012.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

e.
Effective October 1, 2006, an additional employer non-elective contribution was added to the Plan and referred to as an “additional discretionary contribution.” For the years ended December 31, 2013 and 2012, no such additional discretionary contributions were made.

f.
Effective in 2008, Provident Bank ESOP participants who were eligible for ESOP Diversification Elections were permitted to transfer their ESOP Diversification Funds to their 401(k) account if they were active Provident Bank employees at the time of such transfer.  During the 2013 and 2012 ESOP Diversification Periods, participants transferred $26,694 in the 2013 Plan year and participants transferred $8,512 in the 2012 Plan year from the ESOP to the Plan.  In 2012, the ESOP liquidated all Allocated Cash Accounts and active employees were allowed a one-time opportunity to rollover their ESOP Allocated Cash Account to the Plan. A total of $297,486 was transferred to the Plan in 2012 as a result of the ESOP participants’ rollover elections.

g.	The Employer shall contribute to the Plan the amount necessary to provide the top-heavy minimum contribution.
The amount by which compensation is reduced shall be that participant’s deferred compensation, to be treated as an employee contribution and allocated to that participant’s elective deferral account.
The total deferral in any taxable year may not exceed a dollar limit, which is set by law. The limit was $17,500 and $17,000 in 2013 and 2012, respectively. Individuals age 50 or over were allowed to make additional catch-up contributions of $5,500 in both 2013 and 2012. The annual compensation limit was $255,000 and $250,000 for 2013 and 2012, respectively.

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his/her election account, and will have a 100% vested interest in the Employer’s matching and non-elective employer contributions following the completion of four full years of service with the Employer, upon attainment of age 65, or upon death or permanent and total disability.
Participants who have completed less than four years are entitled to a percentage of the Employer’s contributions on the basis of full years of service in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
Less than two years	—%
Two years	50%
Three years	75%
Four or more years	100%
Each participant shall direct the trustee as to the investment of the entire interest in his/her aggregate account. The administrator shall provide mutual funds, pooled separate accounts, investment contracts or securities of the Employer’s parent for such investments and establish procedures to be applied in a uniform nondiscriminatory manner for participants to direct the trustee in writing to invest their aggregate account. The aggregate account of each participant so directed will be considered a directed investment account.
Each participant’s account is credited with the participant’s contributions and an allocation of, (a) the Employer’s contribution (b) applicable investment fund earnings and is charged with withdrawals, and an allocation of administrative expenses, Plan losses and any adjustments. Allocations are based on participant earnings or account balances, as defined.
Normal retirement date – the first day of the month coinciding with or the next following the participant’s normal retirement age (65th birthday). A participant shall become fully vested in his/her account upon attaining his/her normal retirement age.
Upon termination of service, at the election of the terminated employee, the administrator will direct the trustee to distribute the vested benefit due. If the vested benefit exceeds $5,000, the participant must submit a written or online consent before any distribution is made. Lump sums of $5,000 or less are allowed and may be mandated by the Employer without participant consent.
Notes Receivable from Participants – Participants are permitted to obtain loans from the Plan in an amount of up to 50% of the net value of their vested balance, subject to a minimum of $1,000 and a maximum of $50,000. Loan terms cannot exceed five years. Principal and interest are paid ratably through payroll deductions. A loan is in default if the employee fails to make installment payments. This defaulted loan becomes a deemed distribution of the Plan. Deemed distributions were $3,000 and $9,535 for Plan years 2013 and 2012, respectively. Loans become due and immediately payable upon an employee’s termination of employment. Loans that are not fully repaid within 60 days of termination are classified as deemed distributions.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Accounting fees and other administrative services are paid by the Plan trust from the forfeiture accounts, if available. For Plan years 2013 and 2012 forfeiture activity consisted of:

	2013	2012
Beginning Balance	$92,933	$29,238
Forfeitures of non-vested employer contributions	79,657	87,909
Used for Employer contributions	(7,437)	(161)
Used for audit fees and administrative services	(19,555)	(30,273)
Miscellaneous	3	—
Gains	21,708	6,220
Ending Balance	$167,309	$92,933

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Notes Receivable from Participants
Loans to participants are reported at their unpaid balance plus any accrued but unpaid interest.
Investment Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Fully Benefit-Responsive Investment Contracts
While Plan investments are presented at fair value in the statements of net assets available for plan benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for plan benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract. No adjustment from fair value to contract value as presented in the statement of net assets available for plan benefits as of December 31, 2013, fair value has been determined to approximate contract value.

Payment of Benefits
Benefits are recorded when paid.
Expenses
The daily operation expenses of maintaining the Plan are paid by the Plan, and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are directly paid by the Employer or through Plan forfeitures.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Fair Value
In determining the fair value of securities held in the Plan that are listed on a registered stock exchange, the administrator shall direct the trustee to value the same at the prices they were last traded on such exchange preceding the close of business on the “valuation date.” For such securities that were not traded on the “valuation date,” or if the exchange on which they are traded was not open for business on the “valuation date,” then the securities shall be valued at the prices at which they were last traded prior to the “valuation date.” The guaranteed fixed income investment contract with Principal Life Insurance Company (“Principal Life”), an affiliate of Principal Financial Group (“Principal”) was reported at termination value at December 31, 2012, which approximates fair value. Termination value was the amount the Plan would receive if it were to discontinue participation in the contract. The Plan would be subject to a 5% early withdrawal fee should the Plan request immediate payment. For the year ended December 31, 2013, it was determined that contract value is a more accurate estimate of fair value than termination value, since Plan management has no present intent to terminate the contract. As such, Plan management changed its valuation methodology for the investment contract as of December 31, 2013, to report it at contract value, which approximates fair value.

3.	PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain administrative functions are performed by officers or employees of the Employer. No such officer or employee receives compensation from the Plan. Some administrative expenses of the Plan are paid directly by the Employer. The Plan holds mutual funds managed by Principal, pooled separate accounts of Principal Life, and a guaranteed investment contract with Principal Life. Principal is the Plan’s trustee and record keeper and, therefore, these transactions and the Plan’s payment of trustee fees, record keeping fees, and investment management fees to Principal and Principal Life qualify as party-in-interest transactions. The Plan also holds shares of Sterling Bancorp common stock (Note 5), and recognized dividend income of $175,689 and $181,917 during 2013 and 2012, respectively from this related party investment. Notes receivable from participants also reflect party-in-interest transactions.

4.	INVESTMENTS
As of December 31, 2013 and 2012 the Plan’s investments are in mutual funds, pooled separate accounts (2013 only), an investment contract and the common stock of the Employer’s parent company held in an account with Principal. Principal is the Plan’s directed trustee, the Plan’s record keeper, and third-party administrators. The Provident Bank 401(k) and Pension Committee, comprised of members of management of the Employer, assumes the Plan’s fiduciary responsibilities. To assist with this responsibility, the Provident Bank 401(k) and Pension Committee engages an independent investment advisor to review and monitor the investment funds performance and suggest changes to the Plan’s investment alternatives. Detailed trust performance monitoring reports are reviewed quarterly and committee meetings are held semi-annually or more frequently as needed with Principal Financial and the Plan’s independent investment advisor.

Contributions for participants are maintained in individual accounts. The accounts are credited for actual earnings on investments and charged for Plan withdrawals. The accounts are also adjusted for any change in fair value in the investments. All investments are participant-directed.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

The following presents investments that represent 5% or more of the Plan’s net assets available for plan benefits:

	2013	2012
Principal Bond Market Index R5 Fund	$ 1,983,221*	$3,051,283
American Century One Choice 2020 Institutional Fund	3,209,319	—
Principal Life Time 2020 R5 Fund	—	2,718,712
American Century One Choice 2030 Institutional Fund	3,624,914
Principal Life Time 2030 R5 Fund	—	3,365,631
American Century One Choice 2040 Institutional Fund	2,238,967	—
Principal LargeCap S&P 500 Index R5 Fund	—	2,703,897
Principal LargeCap S&P 500 Index SA-I5	3,601,899	—
Principal Life Insurance Fixed Income Option 401 a/k (contract value 2013: $5,698,513; 2012: $5,324,875) (See note 6)	5,698,513	5,058,632
Sterling Bancorp Common Stock (648,751 and 748,442 shares, respectively)	8,673,803	6,968,004
* Did not represent greater than 5% of net assets available for benefits. Amount shown for comparative purposes.
During 2013 and 2012, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $7,139,383 and $4,549,546 as follows:

	2013	2012
Mutual funds	$3,792,671	$2,485,121
Pooled separate accounts	452,921	—
Employer securities	2,893,791	2,064,425
	$7,139,383	$4,549,546

5.	FAIR VALUE MEASUREMENT
The Plan’s investments are reported at fair value in the accompanying statements of net assets available for plan benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ASC 820, Fair Value Measurements and Disclosure, establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and Level 3 inputs are unobservable and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full-term of the asset or liability.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. Other than the changes described in Note 2 and below, the methodologies used during 2013 and 2012 remain unchanged.

Sterling Bancorp (“STL”) common stock: Valued at the closing price reported on the New York Stock Exchange (Level 1 inputs).

Mutual funds: The fair value of mutual fund investments are determined by obtaining quotes prices on nationally recognized exchanges (Level 1 inputs).

Pooled separate accounts: Fair values of shares of units of participation in pooled separate accounts are based upon the net asset values of the funds reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices (Level 2 inputs). The investment strategies of these pooled separate accounts are consistent with each of the benchmarks identified in the name of the fund. Assets allocated to these pooled separate accounts can include, but are not limited to, stocks (both domestic and foreign), bonds, and mutual funds. Each pooled separate account provides for daily redemptions by the Plan with no advance notice requirements, and has redemption prices that are determined by the fund’s net asset value per unit. While some pooled separate accounts may have publicly quoted pricing inputs (Level 1), the units of separate accounts are not publicly quoted and are therefore classified as Level 2 investments.

Guaranteed investment contract with Insurance Company: As of December 31, 2013, the contract is valued at contract value, which approximates fair value as the terms of the contract prohibit the transfer or assignment of rights under the contract and provide for all distributions at contract value, frequent re-settling of contractual interest rates based on market conditions, no significant liquidity restrictions and no defined maturities (Level 3 inputs). In addition, management has determined that no adjustment from contract value is required for credit quality considerations. As of December 31, 2012, the contract was valued at termination value, which approximated fair value and represented the value the Plan would have received if the contract was terminated, which was contract value less an early withdrawal charge. For further information see note 6.
Fair values of assets measured on a recurring basis at December 31, 2013, were as follows:

	Fair value	Level 1	Level 2	Level 3
Mutual funds:
Large US equity	$1,501,810	$1,501,810	$—	$—
Small/mid US equity	3,637,071	3,637,071	—	—
Real estate	579,152	579,152	—	—
International equity	2,941,952	2,941,952	—	—
Fixed income	1,983,221	1,983,221	—	—
Balanced/Asset allocation	11,605,549	11,605,549	—	—
Total Mutual Funds	22,248,755	22,248,755	—	—
Pooled separate accounts:
LargeCap S&P 500	3,601,899		3,601,899
MidCap S&P 400	1,769,391		1,769,391
SmallCap S&P 600	399,695		399,695
Total Pooled Separate Accounts	5,770,985	—	5,770,985	—
Guaranteed investment contract with Insurance Company	5,698,513	—	—	5,698,513
Sterling Bancorp common stock	8,673,803	8,673,803	—	—
Total assets at fair value	$42,392,056	$30,922,558	$5,770,985	$5,698,513

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

There were no transfers between Level 1 and Level 2 during 2013.
Fair values of assets measured on a recurring basis at December 31, 2012, were as follows:

	Fair value	Level 1	Level 2	Level 3
Mutual funds:
Large US equity	$4,538,031	$4,538,031	$—	$—
Small/mid US equity	3,801,106	3,801,106	—	—
Real estate	572,807	572,807	—	—
International equity	1,434,374	1,434,374	—	—
Fixed income	3,051,283	3,051,283	—	—
Balanced/Asset allocation	9,908,211	9,908,211	—	—
Total Mutual Funds	23,305,812	23,305,812	—	—
Guaranteed investment contract with Insurance Company	5,058,632	—	—	5,058,632
Sterling Bancorp common stock	6,968,004	6,968,004	—	—
Total assets at fair value	$35,332,448	$30,273,816	$—	$5,058,632
Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), consist of the following:

December 31, 2013:	Guaranteed Investment Contract
Beginning balance, fair value	$5,058,632
Interest income on investment contracts held at end of year	118,214
Purchases	1,199,961
Sales	(944,537)
Change in adjustment from fair value to contract value of fully benefit-responsive investment contract	$266,243
Ending balance, fair value	$5,698,513

December 31, 2012:
Beginning balance, fair value	$4,802,569
Interest income on investment contracts held at end of year	118,807
Purchases	463,077
Sales	(325,821)
Ending balance, fair value	$5,058,632

The amount of the adjustment from fair value to contract value (5% withdrawal charge) for the fully benefit-responsive investment contract was $266,243 for 2012.
The Plan’s policy is to recognize transfers into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer.

6.	GUARANTEED INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan entered into a benefit-responsive guaranteed investment contract (Principal Fixed Income Option (PFIO)) with Principal Life. Principal Life maintains the contributions in a general account. The account is credited with earnings based on the specified crediting rate and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. As of December 31, 2013, the guaranteed investment contract is presented on the face of the statements of net assets available for plan benefits at contract value, which approximates fair value. As of December 31, 2012, the guaranteed investment contract was presented on the face of the statements of net assets available for plan benefits at termination value, which approximated fair value, with an adjustment to contract value in arriving at net assets available for plan benefits.
Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The termination value, which approximates fair value of the investment contract at December 31, 2012, was $5,058,632 and the contract value was $5,324,875. The adjustment values represent a 5% early withdrawal fee. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less that zero percent. Such interest rates are reviewed on a semi-annual basis for resetting.
Certain events limit the Plan’s ability to transact at contract value with Principal. Such events include the following: (a) amendments to the Plan document, (b) changes to the Plan’s prohibition on completing investment options or deletion of equity wash provisions, (c) bankruptcy of the Plan Sponsor or other Plan Sponsor events that cause a significant withdrawal from the Plan, (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (e) the Plan level liquidation of the investment with the Plan Sponsor’s request of irrevocable advance prior to the twelve (12) month delay for such payment, which would be subject to a 5% surrender fee.   By definition, the PFIO is an investment contract. As a result, the Plan may transact according to the terms defined in the contract at any time. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Plan participants, is probable.
The guaranteed investment contract does not permit Principal Life to terminate the agreement prior to the date when both no current deposit arrangements have been made between the Plan and Principal and there are no Guaranteed Investment Funds with a value greater than zero under this contract.
Under the terms of the contract, the crediting rate is currently reset on a semiannual basis. Changes in future interest crediting rates will not affect the amounts reported on the statement of net assets available for plan benefits representing the adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value as fair value is considered book value as of December 31, 2013, and book value less early withdrawal charge as of December 31, 2012.
The PFIO is a single group annuity contract with a specified rate of interest reset on a semi-annual basis. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. The interest rate history for the contract is as follows:

Time Period	Rate
January 1, 2012- June 30, 2012	2.50%
July 1, 2012-December 31, 2012	2.35%
January 1, 2013- June 30, 2013	2.35%
July 1, 2013-December 31, 2013	2.25%

Average Yields:	2013	2012
Based on annualized earnings (1)	2.25%	2.35%
Based on interest rate credited to participants (2)	2.25%	2.35%

(1) Computed by dividing the annualized one-day actual earning’s of the contract on the last day of the plan year by the fair value of the contract investment on the same date.

(2) Computed by dividing the annualized one-day earning credited to participants on the last day of the plan year by the fair value of the contract investment on the same date.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

7.	INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Employer by a letter dated June 21, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Therefore, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.
US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012 there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

8.	TERMINATION
Although Management has not expressed the intent to do so, the Employer has the right to under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, all employer contributions and earnings thereon to the participants’ accounts become 100% vested.

9.	RISKS AND UNCERTAINTIES
The Plan invests in various investments. Investment are exposed to various risks such as interest, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

PROVIDENT BANK 401(K) AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

Plan Sponsor:                 Provident Bank
Employer Identification Number:         13-1726107
Plan Number:                 4-54551

(a)	(b) Identify issuer, Borrower, Lessor, or similar party	(c) Description of Investment, Including Maturity Rate, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
		Common Stock
*	Sterling Bancorp	Common Stock 648,751.1279 shares	#	$8,673,803
		Mutual Funds
	American Beacon	American Beacon Large Cap Value Investor Fund	#	1,501,810
	American Century Investments	American Century Growth International Fund	#	1,165,557
	American Century Investments	American Century One Choice Income Institutional Fund	#	1,207,400
	American Century Investments	American Century One Choice 2020 Institutional Fund	#	3,209,319
	American Century Investments	American Century One Choice 2030 Institutional Fund	#	3,624,914
	American Century Investments	American Century One Choice 2040 Institutional Fund	#	2,238,967
	American Century Investments	American Century One Choice 2050 Institutional Fund	#	1,324,949
	Eagle Financial Services, Inc.	Eagle Small Cap Growth A Fund	#	907,560
	Goldman Sachs	Goldman Sachs Small Cap Value A Fund	#	644,540
	Janus International Holding, LLC	Janus Enterprise T Fund	#	1,651,170
*	Principal Funds Inc.	Principal Bond Market Index R5 Fund	#	1,983,221
*	Principal Funds Inc.	Principal Diversified International Institutional Fund	#	1,776,395
*	Principal Funds Inc.	Principal MidCap Value I Institutional Fund	#	433,801
*	Principal Funds Inc.	Principal Real Estate Securities Institutional Fund	#	579,152
				22,248,755
		Pooled Separate Accounts
*	Principal Life Insurance Company	Principal LargeCap S&P 500 Index SA-I5	#	3,601,899
*	Principal Life Insurance Company	Principal MidCap S&P 400 Index SA-I5	#	1,769,391
*	Principal Life Insurance Company	Principal SMCap S&P 600 Index SA-I5	#	399,695
				5,770,985
		Investment Contract
*	Principal Life Insurance Company	Guaranteed Income Fund Agreement No: 454551	#	5,698,513
		Notes Receivable from Participants
*		Notes receivable from participants (4.25% to 8.25%)	#	623,368
	Total			$43,015,424

*	A party-in-interest, as defined by ERISA.
#	Investments are participant directed and therefore cost information is not presented.

Table of contents

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its. behalf by the undersigned hereunto duly authorized.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

Date: June 23, 2014	By:	/s/ Luis Massiani
	Name:	Luis Massiani
	Title:	Executive Vice President and Chief Financial Officer